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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SABADELL SECURITIES USA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 SOUTH BISCAYNE BLVD SUITE 3301
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name – *if individual, state last, first, middle name*)

1441 BRICKELL AVE, SUITE 1100 (Address) MIAMI (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GUSTAVO A. CANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SABADELL SECURITIES USA, INC, as of DECEMBER 31ST, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CEC[redacted]
Notary Public - [redacted]
My Commission Expires [redacted]
Commission # DD [redacted]
Bonded Through National Notary [redacted]

Notary Public

Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067975 FINRA DEC
SABADELL SECURITIES USA INC 12*12
2 S BISCAYNE BLVD STE 3301
MIAMI FL 33131-1808

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

14 July, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sabadell Securities USA, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of January, 20 10.

CEO and President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Sabadell Securities USA, Inc.

(A Development Stage Entity)

Financial Statements and
Supplemental Schedules
December 31, 2009
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Index
December 31, 2009

Pages

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Board of Directors of
Sabadell Securities USA, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Sabadell Securities USA, Inc. (the "Company") (a development stage entity), a wholly owned subsidiary of Banco Sabadell S.A, at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 26, 2010

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	512,998
Deposit with clearing broker		100,001
Other assets		49,876
Total assets	$	662,875
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	97,068
Total liabilities		97,068
Stockholder's equity		
Common stock, $10.00 par value, 1,000 shares authorized, issued and outstanding		10,000
Additional paid in capital		790,000
Accumulated deficit		(234,193)
Total stockholder's equity		565,807
Total liabilities and stockholder's equity	$	662,875

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Statement of Operations
Year Ended December 31, 2009

Revenues	
Income on interest bearing deposits	$ 1,080
Total revenues	1,080
Expenses	
Employee compensation and benefits	12,800
Professional fees	83,701
Occupancy	16,252
Fees and services	4,988
Telecommunications and data processing	70,031
Other	10,683
Total expenses	198,456
Income before taxes	(197,376)
Income tax expense	(406)
Net loss	$ (197,782)

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2008	1,000	$ 10,000	$ 190,000	$ (36,411)	$ 163,589
Net loss	-	-	-	(197,782)	(197,782)
Capital contribution	-	-	600,000	-	600,000
Balance at December 31, 2009	1,000	$ 10,000	$ 790,000	$ (234,193)	$ 565,807

The accompanying notes are an integral part of these financial statements.

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities		
Net loss	$	(197,782)
Adjustments to reconcile net loss to net cash used in operations		
Deposit with clearing broker		(100,001)
Accrued expenses and other liabilities		96,545
Other assets		(48,515)
Net cash used in operating activities		(249,753)
Cash flows from financing activities		
Capital contribution		600,000
Net cash provided by financing activities		600,000
Net increase in cash		350,247
Cash		
Beginning of year		162,751
End of year	$	512,998

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Sabadell Securities USA, Inc. (the "Company"), a wholly owned subsidiary of Banco Sabadell S.A., was incorporated on May 23, 2008, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 21, 2009. During 2009, the Company was not operational. The operations start date is February 24, 2010, upon receiving approval from the Federal Reserve to commence operations on February 16, 2010.

The Company will provide introductory brokerage and investment services primarily for customers of Banco Sabadell S.A. and its subsidiaries. All security transactions are expected to be settled through a third party clearing broker on a fully disclosed basis. Custody of securities owned by customers of the Company will be maintained by third parties.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes and asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of other assets and liabilities. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, management believes, it is more likely than not that the deferred tax asset will not be realized. .

Net Capital Requirements
During 2009, the Company received a $60,000 capital contribution from the Parent. The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 12 1/2% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $515,931, which was $415,931 in excess of the minimum amount required of $100,000.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Related Party Transactions

The Company entered into a Management Agreement with Banco Sabadell S.A. – Miami Branch (the "Branch") effective May 1, 2009. Under this agreement, certain expenses were paid to the Branch and are considered related party transactions. During 2009, the Company received accounting and certain administrative services performed by the Branch at no charge.

Related party transactions included in the Company's results of operations for the year ended December 31, 2009 are summarized as follows:

Technology and operational support	$	20,000
Rent expense		16,252
Salaries and benefits		12,800
Total expenses	$	49,052

4. Income Taxes

At December 31, 2009, the Company's deferred tax asset consists of the following tax-effected temporary differences:

Capitalized start-up expenditures	$	88,706
Valuation allowance		(88,706)
Net deferred tax asset	$	-

At December 31, 2009, the Company has recorded a valuation allowance of $88,706 on its deferred tax assets, as management has determined, based on current available information, that it is more likely than not that the assets will not be realized.

Deferred tax is related to a temporary difference between tax and U.S. GAAP treatment for start-up expenses.

Supplemental Schedules

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Schedule I

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	565,807
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		49,853
Other assets		23
Total deductions and/or charges		49,876
Net capital	$	515,931
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess of net capital	$	415,931
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accued expenses and other liabilities	$	97,068
Computation of basic net capital requirements		
Minimum net capital required (calculated as the greater of 12 1/2 % of aggregate indebtedness or $5,000)	$	12,133
Excess net capital	$	503,798

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k (2) (ii).

Sabadell Securities USA, Inc.
(A Development Stage Entity)
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 **Schedule II**

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Sabadell Securities USA, Inc.

In planning and performing our audit of the financial statements of Sabadell Securities USA, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010